

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 – 235 West 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed October 20, 2020**
> **File No. 333-234292**

Dear Dr. Williams:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response , we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 10 to Registration Statement on Form S-1

Coverpage

1.   Your response to prior comment 4 explains that the inability of the underwriters to sell the Common Units and/or Pre-funded Units would have a negative effect on the amount of proceeds that the Company would receive. We further note that Section 1.1.1(ii) of the underwriting agreement indicates that there will be an "initial" offering price. Accordingly, please reconcile your response and the terms of the underwriting agreement with your coverpage disclosure which highlights and represents that this is a "firm commitment underwritten offering" that will have an "actual" offering price.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman